Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the 2012 consolidated financial statements and March 31, 2013 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of April 22, 2013 unless we indicate otherwise.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and applicable Canadian provincial and territorial securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results including our revenue and margin forecasts; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring charges, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian provincial and territorial securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, may affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers’ ability to compete and succeed in the marketplace with the products we manufacture; the effects of price and other competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; the challenges of diversifying our customer base, including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; the challenges of managing changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events, including natural disasters, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers and our suppliers operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials used in our manufacturing process; the risk of non-performance by counterparties; the challenges of mitigating our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results; our ability to successfully manage our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits; our ability to successfully implement and complete our restructuring plans and integrate our acquisitions in a timely manner; our ability to define and successfully implement an information technology strategy and countermeasures to mitigate the risk of computer viruses, malware, hacking attempts or outages that may disrupt our operations; and the impact of our compliance with applicable laws, regulations and social responsibility initiatives. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by all third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. Our assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this MD&A. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global operating network spans the Americas, Asia and Europe. We manage and operate facilities around the world with specialized supply chain management, including high-mix/low-volume manufacturing capabilities, to meet the specific market and customer product lifecycle requirements. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located throughout the world. We strive to align a network of preferred suppliers in close proximity to these centers in order to increase the velocity and flexibility of our supply chain, to deliver higher quality, shorter product lead times and reduced inventory.

We offer a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 66% of revenue for the first quarter of 2013 (first quarter of 2012 — 71%; full year 2012 — 67%). During the past several years, our largest customer had been Research In Motion Limited (RIM). We completed our manufacturing services for RIM and the related transition activities by the end of 2012.

The products and services we provide can be found in a wide variety of applications, including servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products for diagnostic imaging; audiovisual equipment; set top boxes; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

We continue to invest to strengthen our position in the EMS industry, through investments in people,  service offerings,  capabilities and IT systems, software and tools; and we will continue to work to improve our operational performance,  quality, delivery performance and flexibility to be recognized as one of the leading companies in the industry.

Our priorities include (i) profitable growth in our targeted business areas, (ii) continuous improvement in our financial results, including revenue growth, operating margins, returns on invested capital (ROIC), and free cash flow, (iii) developing and enhancing profitable relationships with leading customers in our strategic target markets and (iv) increasing and strengthening our capabilities in technologies and service offerings beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction, and increase long-term shareholder value. We continue to focus on expanding our revenue base in our higher-value-added services, such as design, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our enterprise computing, communications and diversified end markets.

Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures”.

Our financial results vary from period to period and are impacted by such factors as the changing demand for our customers’ products in various end markets, our revenue mix, changes to our customers’ supply chain strategies, the size and timing of customer program bookings by end markets, the costs, terms and timing of ramping new business, program losses or customer disengagements, and the operating margin achieved and capital deployed for the services we provide to customers, among other factors discussed below.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, the revenue is volatile on a quarterly basis, the business environment is highly competitive, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting operating margins. The number and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. Short product life cycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology for our customers’ products, model obsolescence, shifting patterns of demand and general volatility in the economy are contributing factors. The global economy and financial markets continue to be uncertain and may continue to negatively impact the operations of major EMS providers such as Celestica. Uncertainty surrounding the extent and timing of the global economic recovery may impact future demand for our products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to address changes as they occur.

External factors that could impact the EMS industry and our business include natural disasters, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers and our suppliers operate. These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage.

Our business is also affected by customers who sometimes shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, or their preference or need to consolidate their supply chain capacity or the number of supply chain partners. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better balance their supply continuity risk. As we respond to the impact of these customer decisions, these changes may impact, among other items, our revenue and operating margin, the costs of planned restructuring, the level of our capital expenditures and our cash flows.

The overall demand environment continues to be volatile across our end markets. As we previously disclosed, we had expected the insourcing of a program by a customer in our server end market to cause our revenue to decline sequentially by approximately $50 million in the second quarter of 2013. We currently expect this transition to occur during the second and third quarters of 2013. We achieved an operating margin of 2.5% for the first quarter of 2013, in part due to our disciplined cost management. For the second quarter of 2013, we continue to anticipate an operating margin of 2.5% at the mid-point of our guidance range, based on current customer production schedules and our estimates of the timing and costs of program transitions. Our revenue and operating margin will be impacted by the overall end market demand, the timing, extent and pricing of new or follow-on business, as well as the costs, terms and timing of  ramping new business. Despite the challenging demand environment, we remain committed to making the appropriate investments required to support our long-term objectives necessary to create value while managing costs and resources to maximize productivity. The costs of these investments and ramping activities may be significant and could negatively impact our operating margin in the short term.

We completed the acquisitions of the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. in 2011 and D&H Manufacturing Company (D&H) in 2012 in support of expanding our offerings in our diversified end market. These acquisitions have established and enhanced our presence in the semiconductor capital equipment market. The semiconductor market is highly cyclical due to the changes in customer requirements for new manufacturing capacity and technology transitions, and is also impacted by general economic conditions. Our semiconductor business recently has been impacted by the overall downturn in the semiconductor industry. However, we remain focused on expanding in this market, and may commit significant investment and resources, in order to capitalize on outsourcing opportunities and generally higher margin profiles over the longer term. We continue to strengthen our relationships and develop new business opportunities with the leading customers in this industry. Our operating margins have been, and may continue to be, negatively impacted by this downturn and may also be impacted by the costs, terms and timing of ramping any new business. Our growing exposure in the semiconductor industry may lead to increased volatility in our profitability and may adversely impact our financial position and cash flows.

Summary of Q1 2013

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2013 and the results of operations, comprehensive income and cash flows for the three months ended March 31, 2013. See “Critical Accounting Policies and Estimates” below.

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended March 31
	2012	2013
Revenue	$1,690.9	$1,372.4
Gross profit	112.1	86.8
Selling, general and administrative expenses (SG&A)	60.0	56.7
Other charges (recoveries)	(1.1)	7.3
Net earnings	43.2	10.5
Diluted earnings per share	$0.20	$0.06

	December 31 2012	March 31 2013
Cash and cash equivalents	$550.5	$531.3
Total assets	2,658.8	2,643.4

Revenue of $1.4 billion for the first quarter of 2013 decreased 19% from $1.7 billion for the same period in 2012, primarily due to the wind down of our manufacturing services for RIM in the second half of 2012. Excluding revenue from RIM, our revenue for the first quarter of 2013 was relatively flat compared to the same period in 2012. Compared to the first quarter of 2012, revenue dollars from our consumer end market decreased 77% due to our disengagement from RIM, and revenue dollars from our server end market decreased 9% primarily due to demand weakness. These decreases were offset in part by our diversified end market which increased 3% compared to the same period in 2012. Revenue dollars from our communications and storage end markets in the first quarter of 2013 were flat compared to the same period in 2012. Communications and diversified were our largest end markets for the first quarter of 2013, representing 40% and 24%, respectively, of total revenue.

Gross profit decreased 23% to $86.8 million for the first quarter of 2013 from $112.1 million for the same period in 2012. Gross profit as a percentage of total revenue for the first quarter of 2013 decreased to 6.3% from 6.6% for the same period in 2012. These decreases were primarily due to a decline in revenue and the associated lower leverage of fixed costs. SG&A for the first quarter of 2013 decreased 6% to $56.7 million from $60.0 million for the same period in 2012, reflecting overall spending reductions. Net earnings for the first quarter of 2013 of $10.5 million were $32.7 million lower than the same period in 2012, primarily due to overall lower volumes and higher restructuring charges in the first quarter of 2013.

Due to the historical significance of RIM to our operations and in response to the continued challenging demand environment, in July 2012 we announced restructuring actions throughout our global network to reduce our overall cost structure and improve our margin performance. We continue to estimate the total restructuring charges to complete our planned actions to be in the range of $55 million to $65 million. Of this estimated amount, we recorded restructuring charges of $44.0 million in 2012 and $7.3 million in the first quarter of 2013. We expect to complete the remaining actions by the end of 2013.

Our balance sheet remains strong. Our cash and cash equivalents at March 31, 2013 were $531.3 million (December 31, 2012 —$550.5 million). Free cash flow generated in the first quarter of 2013 was $13.5 million, down from $44.4 million for the same period in 2012. At March 31, 2013, we had $20.0 million outstanding (December 31, 2012 — $55.0 million outstanding) under our revolving credit facility and we sold $60.0 million of accounts receivables (A/R) under our A/R sales facility as of March 31, 2013 (December 31, 2012 — $50.0 million of A/R sold).

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q12	2Q12	3Q12	4Q12	1Q13
Cash cycle days:
Days in A/R	42	41	46	45	46
Days in inventory	52	50	53	51	54
Days in A/P	(59)	(57)	(60)	(57)	(60)
Cash cycle days	35	34	39	39	40
Inventory turns	7.0x	7.3x	7.0x	7.2x	6.7x

	2012				2013
	March 31	June 30	September 30	December 31	March 31
Amount of A/R sold (in millions)	$60.0	$45.0	$60.0	$50.0	$60.0
Amount of customer deposits (in millions)	$99.0	$57.6	$30.0	$—	$—

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

Cash cycle days for the first quarter of 2013 increased by 5 days, to 40 days, compared to the same period in 2012 as a result of a 4-day increase in A/R and a 2-day increase in inventory, offset in part by a 1-day increase in A/P. The increase in the days in A/R for the first quarter of 2013 was primarily due to a change in our customer mix, in particular a decline in revenue from customers with shorter payment terms compared to the same period in 2012. The increase in the days in inventory for the first quarter of 2013 was primarily driven by increased inventory levels due to the transition of customer programs.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are consistent with those described in note 2 to our 2012 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes;  the amount of restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGU); our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges associated with restructuring plans.

Recently adopted accounting pronouncements: Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2013, we adopted the amendment to IAS 19 (Employee Benefits), issued by the IASB, which requires a retroactive restatement of prior periods. Also see note 2(x) to our 2012 annual consolidated financial statements. As of January 1, 2012, we had $6.7 million of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $6.7 million as of January 1, 2012 (December 31, 2012 — $6.0 million). The impact on our net earnings for 2012 and for the first quarter of 2013 was not significant.  Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations through other comprehensive income and to reclassify the amounts to deficit.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and seasonality of business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs, customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of our acquisitions and the related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their excess internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business or program losses, as well as acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expected.

In September 2012, we completed the acquisition of D&H, a leading manufacturer of precision-machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. This acquisition further enhanced our entry into the semiconductor capital equipment market. We financed the purchase price of $71.0 million, net of cash acquired, from cash on hand. The amount of goodwill arising from the acquisition was $26.4 million (of which we expect none to be tax deductible) and the amount of amortizable customer intangible assets was $24.0 million.

Operating results expressed as a percentage of revenue:

	Three months ended March 31
	2012	2013
Revenue	100.0%	100.0%
Cost of sales	93.4	93.7
Gross profit	6.6	6.3
SG&A	3.5	4.1
Research and development costs	0.2	0.2
Amortization of intangible assets	0.1	0.3
Other charges (recoveries)	(0.1)	0.5
Finance costs	0.1	0.1
Earnings before income tax	2.8	1.1
Income tax expense	0.2	0.3
Net earnings	2.6%	0.8%

Revenue:

Revenue of $1.4 billion for the first quarter of 2013 decreased 19% from $1.7 billion for the same period in 2012, primarily due to the wind down of our manufacturing services for RIM in the second half of 2012. Excluding revenue from RIM, our revenue for the first quarter of 2013 was relatively flat compared to the same period in 2012. Compared to the first quarter of 2012, revenue dollars from our consumer end market decreased 77% due to our disengagement from RIM, and revenue dollars from our server end market decreased 9% primarily due to demand weakness. These decreases were offset in part by our diversified end market which increased 3% compared to the same period in 2012. Revenue dollars from our communications and storage end markets in the first quarter of 2013 were flat compared to the same period in 2012. Communications and diversified were our largest end markets for the first quarter of 2013, representing 40% and 24%, respectively, of total revenue.

The following table shows revenue from the end markets we serve as a percentage of revenue for the periods indicated:

	2012					2013
	Q1	Q2	Q3	Q4	FY	Q1
Communications	33%	32%	37%	37%	35%	40%
Consumer	23%	21%	15%	9%	18%	7%
Diversified	19%	19%	21%	23%	20%	24%
Servers	15%	16%	14%	17%	15%	16%
Storage	10%	12%	13%	14%	12%	13%
Revenue (in billions)	$1.69	$1.74	$1.58	$1.50	$6.51	$1.37

Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers’ products, changes in demand from the customer for the products we manufacture, the impact of seasonality on various end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, or program losses, the transfer of programs among our facilities at our customers’ request and the costs, terms, timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period to period.

In the past, we have experienced some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

The significant decrease in revenue from our consumer end market in the second half of 2012, primarily due to our disengagement from RIM, resulted in proportionately higher percentages of total revenue for all of our other end markets in the first quarter of 2013 compared to their respective revenue percentages in the first quarter of 2012.

Our communications end market represented 40% of total revenue for the first quarter of 2013 compared to 33% in the same period of 2012. Revenue dollars from this end market were flat compared to the first quarter of 2012. The year-over-year increase in our communications end market as a percentage of total revenue was a result of the significant decrease in revenue from our consumer end market that resulted in a proportionately higher percentage of total revenue for this end market.

Our consumer end market represented 7% of total revenue for the first quarter of 2013, down from 23% of total revenue for the same period in 2012. Revenue dollars from our consumer end market decreased 77% in the first quarter of 2013 compared to the same period in 2012 as a result of our disengagement from RIM. RIM was our largest customer and had represented approximately three-quarters of our consumer business in 2011 and 2010. Our revenue from RIM was zero for the first quarter of 2013, down from 19% of total revenue for the first quarter of 2012 and 12% for full year 2012. We completed our manufacturing services and the related transition activities for RIM by the end of 2012. We cannot assure the timely replacement of this lost revenue.

Our diversified end market represented 24% of total revenue for the first quarter of 2013, up from 19% in the first quarter of 2012, in part due to the significant decrease in consumer revenue that resulted in a proportionately higher percentage of total revenue for this end market. Revenue dollars from our diversified end market increased 3% in the first quarter of 2013 compared to the same period in 2012.

Revenue dollars from our server end market decreased 9% compared to the first quarter of 2012 as a result of demand weakness from one of our top customers. Revenue dollars from our storage end market for the first quarter of 2013 were flat compared to the same period in 2012.

For the first quarter of 2013, we had two customers that individually represented more than 10% of total revenue (first quarter of 2012 — one customer (RIM)).

Whether any of our customers individually accounts for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers’ product, seasonality of business, the extent and timing of new program wins, follow-on business or program losses, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers’ supplier base or supply chain strategies.

In the aggregate, our top 10 customers represented 66% of revenue in the first quarter of 2013 (first quarter of 2012 — 71%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our operating results and our financial position.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

We believe that delivering profitable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of revenue) for the periods indicated:

	Three months ended March 31
	2012	2013
Gross profit (in millions)	$112.1	$86.8
Gross margin	6.6%	6.3%

Gross profit for the first quarter of 2013 decreased 23% from the same period in 2012. Gross margin decreased from 6.6% for the first quarter of 2012 to 6.3% for the same period in 2013.  These decreases were primarily due to a decline in revenue and the associated lower leverage of fixed costs.

Multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher revenue concentration in lower gross margin products and end markets; pricing pressure; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible employees, sales incentive plans and equity-based compensation, such as stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the first quarter of 2013 of $56.7 million (4.1% of revenue) decreased 6% compared to $60.0 million (3.5% of revenue) for the same period in 2012, reflecting overall spending reductions. The increase in SG&A as a percentage of revenue for the first quarter of 2013 compared to the same period in 2012 reflects the lower revenue levels in the first quarter of 2013.

Stock-based compensation:

Our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and any plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. We recorded the following stock-based compensation expense in cost of sales and SG&A for the periods indicated (in millions):

	Three months ended March 31
	2012	2013
Stock-based compensation	$10.7	$9.5

Other charges (recoveries):

We have recorded the following restructuring charges (recoveries) for the periods indicated (in millions):

	Three months ended March 31
	2012	2013
Restructuring charges (recoveries)	$(1.1)	$7.3

Due to the historical significance of RIM to our operations and in response to the continued challenging demand environment, in July 2012 we announced restructuring actions throughout our global network to reduce our overall cost structure and improve our margin performance. We continue to estimate the total restructuring charges to complete our planned actions to be in the range of $55 million and $65 million. Of this estimated amount, we recorded $44.0 million in 2012 and $7.3 million in the first quarter of 2013. We expect to complete the remaining actions by the end of 2013.

At March 31, 2013, our restructuring liability was $10.9 million, comprised primarily of employee termination costs which we expect to pay by the end of June 2013. All cash outlays have been, and the balance will be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable, non-core or non-strategic operations. An increase in the frequency of customers transferring business among EMS competitors, changes in the volumes they outsource, or requests to transfer their programs among our facilities, may also result in our taking future restructuring actions.

Income taxes:

We had an income tax expense of $4.9 million on earnings before tax of $15.4 million for the first quarter of 2013 compared to an income tax expense of $3.5 million on earnings before tax of $46.7 million for the same period in 2012. Current income taxes for the first quarter of 2013 consisted primarily of the tax expense in jurisdictions with current taxes payable. Deferred income taxes for the first quarter of 2013 consisted primarily of net deferred income tax recoveries for changes in temporary differences in various jurisdictions. Current income taxes for the first quarter of 2012 consisted primarily of the tax expense in jurisdictions with current taxes payable. Deferred income taxes for the first quarter of 2012 were comprised primarily of the deferred tax recovery we recognized in one of our Chinese subsidiaries for a change to its deferred tax rate, offset by deferred tax expense for changes in temporary differences in various jurisdictions.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2014 and 2020). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have proposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments.  If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $40.4 million at current exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $30.7 million Canadian dollars (approximately $30.2 million at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. Although we believe it is unlikely to occur, the Brazilian tax authorities have the right to present a Special Appeal to challenge the Higher Administrative Court decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 50.1 million Brazilian reais (approximately $24.9 million at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31	March 31
	2012	2013
Cash and cash equivalents	$550.5	$531.3

	Three months ended March 31
	2012	2013
Cash provided by operating activities	$84.1	$23.3
Cash used in investing activities	(38.7)	(9.0)
Cash used in financing activities	(57.6)	(33.5)

Changes in non-cash working capital items (included with operating activities above):

A/R	$50.6	$14.8
Inventories	(32.4)	(43.1)
Other current assets	3.4	12.9
A/P, accrued and other current liabilities and provisions	(20.0)	1.3
Working capital changes	$1.6	$(14.1)

Cash provided by operating activities:

We generated cash from operations during the first quarter of 2013 of $23.3 million compared to $84.1 million for the same period in 2012. The decrease in cash generated from operations is primarily due to lower net earnings and changes to the working capital requirements in the first quarter of 2013 compared to the same period in 2012. The change in A/R reflects primarily a change in our customer mix, in particular a decline in revenue from customers with shorter payment terms in the first quarter of 2013 relative to the first quarter of 2012, and the change in inventories reflects primarily increased inventory levels due to the transition of customer programs.

Cash used in investing activities:

Our capital expenditures for the first quarter of 2013 were $10.6 million (first quarter of 2012 — $38.8 million). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. During the first quarter of 2012, we spent approximately $25 million to acquire a building in Malaysia. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

Cash used in financing activities:

During the first quarter of 2013, we did not repurchase any subordinate voting shares for cancellation in the open market under our Normal Course Issuer Bid (NCIB) that expired February 8, 2013. During the first quarter of 2012, we had paid $56.4 million to repurchase for cancellation 6.0 million subordinate voting shares in the open market under the NCIB.

During the first quarter of 2013, we repaid $35.0 million that we had previously borrowed under our revolving credit facility. At March 31, 2013, we had $20.0 million outstanding under our revolving credit facility which we expect to repay during the second quarter of 2013.

Cash requirements:

We maintain a revolving credit facility and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our business strategies. Our working capital requirements can vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. See “Capital Resources” below.

We had $531.3 million in cash and cash equivalents at March 31, 2013 (December 31, 2012 —$550.5 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital needs, planned capital spending and planned restructuring actions. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

As at March 31, 2013, a significant portion of our cash and cash equivalents was held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries that relate to earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2013 will be in the range of 1.0% to 1.5% of revenue, and we expect to fund this from cash on hand.

We have granted share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by settling in cash. In addition to the $17.9 million paid in the fourth quarter of 2012, we paid $0.4 million in January 2013 for a trustee to complete an Automated Share Purchase Plan. During the first quarter of 2013, we distributed 2 million subordinate voting shares to our employees upon vesting of their awards. We have an ongoing obligation to settle awards as they vest in future periods. We expect to satisfy these awards with the subordinate voting shares purchased in the open market.

The NCIB that was accepted by the Toronto Stock Exchange in February 2012 allowed us to repurchase up to 16.2 million subordinate voting shares in the open market. During 2012, we paid $113.8 million to repurchase for cancellation 13.3 million subordinate voting shares at a weighted average price of $8.52 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the NCIB was reduced by the number of subordinate voting shares purchased for equity-based compensation plans. This NCIB expired on February 8, 2013. We did not purchase any subordinate voting shares for cancellation during the first quarter of 2013.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions.

At March 31, 2013, we had cash and cash equivalents of $531.3 million (December 31, 2012 — $550.5 million), of which approximately 59% was cash and 41% was cash equivalents. Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2013 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We have a $400.0 million revolving credit facility that matures in January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we pledged certain assets as security. At March 31, 2013, we had $20.0 million outstanding under this facility (December 31, 2012 — $55.0 million) which we expect to repay during the second quarter of 2013. At March 31, 2013, we were in compliance with all covenants of this facility.

At March 31, 2013, we had issued $30.5 million (December 31, 2012 — $31.1 million) in letters of credit under our revolving credit facility. We also arrange letters of credit and surety bonds outside of our revolving credit facility. At March 31, 2013, we had $11.9 million (December 31, 2012 — $12.1 million) of such letters of credit and surety bonds outstanding.

We also have access to $70.0 million in intraday and overnight bank overdraft facilities. No amounts were outstanding under these facilities at March 31, 2013 or December 31, 2012.

We have entered into an agreement to sell up to $375 million in A/R on an uncommitted basis (subject to pre-determined limits by customers) to two third-party banks. Both banks had a Standard and Poor’s short-term rating of A-1 and a long-term rating of A or above at March 31, 2013. This agreement can be terminated at any time by the banks or us. At March 31, 2013, we had sold $60.0 million of A/R under this facility (December 31, 2012 — sold $50.0 million of A/R). Since our A/R sales program is on an uncommitted basis, there can be no assurance that either of the banks will purchase the A/R we intend to sell to them under this program.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. At March 31, 2013, our Standard and Poor’s corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2012. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that hold primarily U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At March 31, 2013, we had forward exchange contracts to trade U.S. dollars for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$244.4	$0.99	6	$(2.1)
Thai baht	117.3	0.03	15	5.7
Malaysian ringgit	94.4	0.32	15	0.2
Mexican peso	49.5	0.08	12	1.6
British pound	77.4	1.57	4	2.4
Chinese renminbi	41.8	0.16	12	0.2
Euro	13.2	1.29	4	(0.1)
Romanian leu	12.2	0.28	12	0.1
Japanese yen	16.4	0.01	2	(0.1)
Singapore dollar	10.5	0.81	12	(0.1)
Other	9.6	—	3	—
Total	$686.7			$7.8

These contracts generally extend for periods of up to 15 months and expire by the end of the second quarter of 2014. The fair value of these contracts at March 31, 2013 was a net unrealized gain of $7.8 million (December 31, 2012 —  $4.2 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of market risks associated with financial instruments.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies. We do not use derivative financial instruments for speculative purposes.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risk due to fluctuations in these rates.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at March 31, 2013 a Standard and Poor’s rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor’s short-term rating of A-1 and a long-term rating of A or above at March 31, 2013. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our financial obligations.

Related Party Transactions

Onex Corporation (“Onex”) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

We currently have agreements with certain companies related to or under the control of Onex or Gerald Schwartz. All transactions with these related companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm’s length terms.

In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in deferred share units (DSUs) in equal quarterly installments in arrears.

Outstanding Share Data

As of April 22, 2013, we had 165.1 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 6.2 million outstanding stock options, 4.1 million outstanding RSUs, 5.5 million outstanding PSUs (based on a maximum payout of 200%), and 0.8 million outstanding DSUs, each such option or unit entitling the holder to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to time or performance-based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the first quarter of 2013, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting as of December 31, 2012. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts):

	2011			2012				2013
	Second Quarter	Third Quarter	Fourth Quarter (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue	$1,829.4	$1,830.1	$1,753.4	$1,690.9	$1,744.7	$1,575.4	$1,496.2	$1,372.4
Gross profit %	6.9%	6.9%	6.8%	6.6%	6.7%	6.9%	6.7%	6.3%
Net earnings	$45.7	$50.2	$66.4	$43.2	$23.6	$43.7	$7.2	$10.5
Weighted average # of basic shares	216.6	216.6	216.6	215.7	210.4	207.0	201.5	183.4
Weighted average # of diluted shares	220.0	219.5	218.7	217.9	212.3	208.8	203.4	185.0
# of shares outstanding	216.4	216.4	216.5	211.6	207.8	205.1	182.8	184.0
Net earnings per share:
basic	$0.21	$0.23	$0.31	$0.20	$0.11	$0.21	$0.04	$0.06
diluted	$0.21	$0.23	$0.30	$0.20	$0.11	$0.21	$0.04	$0.06

(1) Restated to reflect the adoption of amendments to IAS19 (Employee Benefits).  See “Critical Accounting Policies and Estimates” above and note 2(x) to our 2012 annual consolidated financial statements.

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2011 and 2012 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2011 and 2012 and the first quarter of 2013 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

First quarter 2013 compared to fourth quarter 2012:

Revenue for the first quarter of 2013 decreased 8% sequentially. Compared to revenue from our end markets in the fourth quarter of 2012, revenue dollars from our consumer end market decreased 34% primarily due to program transitions and revenue dollars from our server and storage end markets decreased 10% and 14%, respectively, primarily reflecting seasonality and stronger customer demand in the fourth quarter of 2012. Revenue dollars from our diversified end market decreased 4% and our communications end market was relatively flat compared to the previous quarter. Gross margin decreased to 6.3% of revenue for the first quarter of 2013 from 6.7% for the fourth quarter of 2012, primarily due to a decline in revenue and the associated lower leverage of fixed costs in the first quarter of 2013. Net earnings increased $3.3 million from the fourth quarter of 2012, primarily due to lower restructuring and impairment charges, offset in part by lower operating earnings and lower income tax recoveries.

First quarter 2013 actual compared to guidance:

On January 22, 2013, we provided the following guidance for the first quarter of 2013:

	Q1 2013
	Guidance	Actual
Revenue (in billions)	$1.325 to $1.425	$1.37
Adjusted net earnings per share (diluted)	$0.11 to $0.17	$0.16

For the first quarter of 2013, revenue  and adjusted net earnings were within the range of our published guidance.

Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of adjusted net earnings to IFRS net earnings is set forth below.

IFRS net earnings per share for the first quarter of 2013 were $0.06 on a diluted basis. IFRS net earnings for the first quarter included an aggregate charge of $0.10 (pre-tax) per share for stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is within the range we provided on January 22, 2013 of a charge between $0.07 and $0.13 per share (diluted).

Non-IFRS measures:

Management uses adjusted net earnings and other non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business, and (iv) set management incentive targets.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin, adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments, and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges and credits excluded from the non-IFRS measures are nonetheless charges and credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value. Our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended
	March 31
	2012		2013
		% of revenue		% of revenue
Revenue	$1,690.9		$1,372.4

IFRS gross profit	$112.1	6.6%	$86.8	6.3%
Stock-based compensation	3.3		3.1
Non-IFRS gross profit	$115.4	6.8%	$89.9	6.6%

IFRS SG&A	$60.0	3.5%	$56.7	4.1%
Stock-based compensation	(7.4)		(6.4)
Non-IFRS SG&A	$52.6	3.1%	$50.3	3.7%

IFRS earnings before income taxes	$46.7		$15.4
Finance costs	0.8		0.8
Stock-based compensation	10.7		9.5
Amortization of intangible assets (excluding computer software)	0.8		1.7
Restructuring and other charges (recoveries)	(1.1)		7.3
Non-IFRS operating earnings (EBIAT) (1)	$57.9	3.4%	$34.7	2.5%

IFRS net earnings	$43.2	2.6%	$10.5	0.8%
Stock-based compensation	10.7		9.5
Amortization of intangible assets (excluding computer software)	0.8		1.7
Restructuring and other charges (recoveries)	(1.1)		7.3
Adjustments for taxes (2)	—		1.0
Non-IFRS adjusted net earnings	$53.6	3.2%	$30.0	2.2%

Diluted EPS
Weighted average # of shares (in millions)	217.9		185.0
IFRS earnings per share	$0.20		$0.06
Non-IFRS adjusted net earnings per share	$0.25		$0.16
# of shares outstanding (in millions)	211.6		184.0

IFRS cash provided by operations	$84.1		$23.3
Purchase of property, plant and equipment, net of sales proceeds	(38.7)		(9.0)
Finance costs paid	(1.0)		(0.8)
Non-IFRS free cash flow (3)	$44.4		$13.5

ROIC % (4)	23.7%		14.4%

(1)           EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)           The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)           Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)           Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended
	March 31
	2012	2013
Non-IFRS operating earnings (EBIAT)	$57.9	$34.7
Multiplier	4	4
Annualized EBIAT	$231.6	$138.8
Average net invested capital for the period	$977.5	$965.4
ROIC %	23.7%	14.4%

	December 31 2012	March 31 2013
Net invested capital consists of:
Total assets	$2,658.8	$2,643.4
Less: cash	550.5	531.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7
Net invested capital by quarter	$964.4	$966.4

	December 31 2011	March 31 2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4
Less: cash	658.9	646.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8
Net invested capital by quarter	$964.1	$990.9